EXHIBIT 22.1


--------------------------------------------------------------------------------
Global Environmental Energy Corp (GEECF) (Bahamas) today announced a pro rata stock dividend of Global Environmental Energy Corp (Delaware) a wholly owned subsidiary of GEECF to its shareholders of record as of May 28th 2005.
--------------------------------------------------------------------------------


On April 28, 2005, the Company announced that as of the record date of May 28, 2005, all shares of common stock of Global Environment Energy Corp Delaware owned by the registrant will be distributed as a stock dividend on a pro-rata basis to all of the registrants' shareholders as of record date May 28th 2005. After the distribution which it is anticipated will be delivered on June 10,
2005 the registrant will own no shares of stock or equity in Global Environmental Energy Corp, Delaware.

Global Environmental Energy Corp Delaware's only asset is an approximate $25,000,000 dollar loss carry forward, which the new officers and directors of the company are currently in negotiations to sell. All net proceeds from such sale will be paid as a cash dividend on a pro rata basis to holders of Global Environmental Energy Corp Delaware.

The Liabilities of Global Environmental Energy Corp a Delaware Corporation are a judgment in favor of Snow Becker & Krauss in the amount of $150,000 thousand dollars and a court verdict and judgment entered against the Company on April 28, 2005 in Alexandria Virginia, which may or may not stand on appeal for $1,974,800 in the litigation between Anthony Liberatore, Elizabeth Liberatore ,Mark Liberatore and Michael Liberatore vs Life Energy & Technology Holdings, Inc a Delaware Corporation . Global Environmental Energy Corp Delaware believes it has meritorious defenses to this verdict and has authorized its attorneys to appeal same. The Parent Company Global Environmental Energy Bahamas ("GEECF") does not believe that this judgment will have any long term impact on GEECF.

The spin-off shares in Global Environmental Energy Corp Delaware are not registered with the SEC and therefore are not freely tradable or transferable.

The transfer agent, Signature Stock Transfer, will deliver the shares of Global Environmental Energy Corp Delaware by June 10, 2005 without any action being necessary on the part of the shareholder of record.

     About Global Environmental Energy Corp Delaware.

Global Environmental Energy Corp. Delaware is a wholly owned subsidiary of Global Environmental Energy Corp.

     About Global Environmental Energy Corp.

Global Environmental Energy Corp. intends to become a fully integrated energy company whose interests will include traditional oil and gas and alternative energy sources, environmental infrastructure and electrical micro-power generation. Global Environmental Energy Corp.'s unique proprietary technology, EcoTechnology(TM), supplies energy through an efficient and environmentally safe process. The Biosphere Process(TM) System, a central part of the EcoTechnology(TM) system, can safely and efficiently processes traditional and non-traditional waste materials into electricity and other beneficial by-products. The Biosphere Process(TM) can assist in solving the global waste problem by converting into clean, green electricity such waste materials as: municipal solid waste (MSW), agricultural surpluses, agricultural effluents, forestry wastes, sewage sludge, medical waste, industrial wastes, flared natural gas, shale oil, sour natural gas, high sulphur oils, waste bilge oil, waste drilling muds and fluids; and many other traditional and non-traditional waste materials.

     Note to Investors

This press release contains  forward-looking  information  within the meaning of
Section 27A of the Securities Act of the 1933 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. The forward-looking information is based upon current information and expectations regarding Global Environmental Energy Corp. These estimates and statements speak only as of the date on which they are made, are not guarantees of future performance, and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results could materially differ from what is expressed, implied, or forecasted in such forward-looking statements.

Global Environmental Energy Corp. assumes no obligation to update the information contained in this press release. Global Environmental Energy Corp.'s future results may be impacted by risks associated with rapid technological change, new technological developments and implementations, execution issues associated with new technology, manufacturing production to meet demand, litigation, media publicity and the negative impact this could have on sales, competition, financial and budgetary constraints of prospects and customers, international order delays, dependence upon limited source suppliers, fluctuations in component pricing, government regulations, dependence upon key employees, and its ability to retain employees. GEEC's future results may also be impacted by other risk factors listed from time to time in its SEC filings, including, but not limited to, the Company's Form 10-QSBs and its Annual Report on Form 10-KSB. GEEC does not spam and does not condone spamming.



Contact Information:

        Global Environmental Energy Corp.
        Dr. C. A. McCormack,
        877-723-6315
        www.globalenvironmentalenergy.com